

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21 2013

Via E-mail
Richard M. Adams
Chairman of the Board & Chief Executive Officer
United Bankshares, Inc.
P.O. Box 393
500 Virginia Street, East
Charleston, West Virginia 25301

> **Re:** **United Bankshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 29, 2013**
> **File No. 333-188919**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 002-86947**
>
> **Virginia Commerce Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 000-28635**

Dear Mr. Adams:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please disclose the financial projections given to Keefe, Bruyette & Woods and Sandler O'Neill.

2. Please supplementary provide the staff with the board books prepared for each board.

Summary

Interests of Directors and Officers in the Merger that Differ from Your Interests, page 16

3. Please quantify the aggregate compensation that each Virginia Commerce director and executive officer will receive as a result of the merger as described in more detail starting on page 97. In addition, please briefly describe these arrangements, including, but not limited to, Mr. Converse's appointment to the United Bankshares board following the merger. Please make corresponding revisions to the risk factors section.

Note B - Pro Forma Adjustments, page 46

4. You reflect an adjustment for the warrant of Virginia Commerce to the Treasury expected to be repurchased by United Bankshares in your adjustment (a). Based on the disclosures on pages 107 and 108, you state that it is the intention of United Bankshares, either alone or together with Virginia Commerce, to repurchase the TARP warrant held by the Treasury on or about the effective date of the merger for a purchase price equal to its fair value, which is assumed to be $26.845 million. It does not appear, however, that this intent is an actual term of the merger agreement. Please remove this adjustment as it does not appear factually supportable or directly attributable to the transaction (and revise other ancillary footnotes and disclosures throughout the document) or advise why you believe your current treatment is appropriate. If you remove this adjustment from the body of the pro forma financial statements, you may opt to present a footnote discussing and detailing the impact of this potential transaction, including prominent language that this is not part of the merger agreement, etc.

5. Please revise the notes to the pro forma balance sheet to disclose the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

6. Please expand Notes (b), (e) and (g) to disclose how you determined the amount of the premiums and discounts and the relevant assumptions.

7. Please expand notes (j), (k) and (l) to indicate the useful lives of these assets/liabilities, the method of accretion/amortization and the amount of accretion/amortization by year. Please be sure to clarify the impact of the loan prepayment assumptions on the estimated useful lives of the loan amortization.

The Merger, page 64

8. The evaluation of the loan portfolio by the independent loan review firm appears to be materially related to the transaction. Please provide the information required by Item 1015(b) of Regulation M-A with regard to this report.

Sandler O'Neill's Compensation and Other Relationships . . ., page 89

9. Please provide the information required by Section 1015(b)(4) of Regulation M-A. Specifically, disclose the aggregate compensation paid by United Bankshares to Sandler O'Neill over the past two years.

Interests of Certain Virginia Commerce Directors and Executive Officers . . ., page 104

10. We note that United Bankshares is currently negotiating the terms of employment contracts with Messrs. Converse and Anderson. Please file these and any other material employment agreements as exhibits once they are finalized.

Material U.S. Federal Income Tax Consequences of the Merger, page 119

11. Please revise to indicate that this discussion if based on opinions that have been filed as exhibits.

12. In the bold paragraph on page 121 remove the words "for general information only."

Where You Can Find More Information, page 139

13. You can incorporate future proxy statements, but not past proxy statements. Please revise.

United Bankshares' Form10-K for the Fiscal Year Ended December 31, 2012

14. You have disclosed unrealized losses on trust preferred collateralized debt obligations dating back to your December 31, 2009 10-K of over 50% for each of the last four years. In your most recent Form 10-K report you disclose an unrealized loss of over 63% on these investments. You also disclose that the trust preferred collateralized obligations investments are comprised of debt and equity securities. Since investments in debt and equity securities have two distinct impairment models please address the following:

   - Tell us the amount of the unrealized loss and the amount of your equity securities;
   - Tell us the evidence that you have accumulated about the near term recovery of the equity securities in light of the severity of their unrealized losses for an extended period of at least four years. Please refer to SAB Topic 5:M;

- Tell us the amount of the unrealized loss and the amount of your debt securities rated below investment grade for each credit rating;
- Tell us whether there has been any significant deterioration in the projected contractual cash flows for your debt securities rated below Ba1. Please also tell us the amount of debt securities rated below investment grade for which there is minimal cushion before you will have to recognize an other-than-temporary impairment and how you define a minimal cushion;.
- Tell us the evidence that supports your belief that the decline in value of debt securities resulted from changes in market interest rates, credit spreads and liquidity and not a change in the expected contractual cash flows given that you had an unrealized loss of over 63% at December 31, 2012 that presumably include securities with losses greater than 63% and others with losses of less than 63%;
- Tell us why the over 61% increase in the unrealized losses of your trust preferred collateralized debt obligations from 39% in 2008 to over 63% in 2012 is not indicative of further credit deterioration, particularly given the general improvement in credit quality observed since the peak of the financial crisis in 2008; and
- Tell us why unrealized losses on your debt securities of such a large magnitude over an extended period of time does not indicate that at least a portion of the losses is credit related. Please also tell us why there is no credit related loss for debt securities rated below investment grade that were presumably downgraded due to credit issues.

We may have additional comments upon receipt and review of your responses to these comments.

Virginia Commerce's Form10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

Notes to the Financial Statements

Note 23 – Condensed Financial Statements of Parent Company, page 86

15. You excluded the dividends from subsidiary of $71,256,000 in computing income before income tax (benefit) and equity in undistributed (distributed) earnings of subsidiary in 2012. Please tell us whether you consider this omission material to an investment decision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc.   Via E-mail
       Sandra Murphy
       Bowles Rice LLP